Exhibit 1.02

Conflict Minerals Report

The Toro Company (“Toro”) has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 (the “Conflict Minerals Rule”) under the Securities Exchange Act of 1934, as amended.

For 2013, we have determined that all of our in-scope products contained Conflict Minerals of unknown origin. As used herein, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, as defined by the Conflict Minerals Rule.

I.	Due Diligence Framework

Toro followed the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (collectively, the “OECD Guidance”) to conduct its reasonable country of origin inquiry and due diligence measures relating to Conflict Minerals.

II.	Due Diligence Procedures

In furtherance of its Conflict Minerals reasonable country of origin inquiry and due diligence, Toro performed the following due diligence measures during 2013.

1.	Step 1: “Establish strong company management systems”

A)	Toro created a team of senior staff under the Vice President, Treasurer and Chief Financial Officer, Vice President of Global Operations, and Vice President, Secretary and General Counsel charged with creating and implementing Toro’s Conflict Minerals compliance strategy. The following functional areas were represented on the working group: Legal, Finance, Information Services and Sourcing. Relevant internal personnel was educated on the Conflict Minerals Rule, the OECD Guidance, Toro’s compliance plan and reviewing and validating supplier responses to Toro inquiries.

B)	Toro determined to utilize the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) to identify smelters and refiners in its supply chain. Toro also participated in the following industry working groups: (i) the National Association of Manufacturers Conflict Minerals Working Group; (ii) the Twin Cities Conflict Minerals Task Force; and (iii) the Manufacturers Alliance for Productivity and Innovation Conflict Minerals Group.

C)	Toro maintained records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions per Toro’s applicable record retention policies.

D)	Toro furnished to its suppliers the EICC/GeSI Conflict Minerals Reporting Template and a link to the related training materials.

E)	Toro established a mechanism for employees, suppliers and other interested parties to report violations of its Conflict Minerals Policy either through a hotline or confidential web form.

2.	Step 2: “Identify and assess risk in the supply chain”

A)	Toro personnel determined which of its products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries and other information known to Toro.

B)	Toro distributed the EICC/GeSI Conflict Minerals Reporting Template to its suppliers by email. In the communication accompanying the template, Toro communicated its expectations that the template be completed and returned to Toro for review. Toro followed up by email or phone at least once with Toro’s suppliers that Toro deemed “high-risk” who did not submit a template within the specified time frame. Toro determined which suppliers were “high-risk” based on the likelihood of suppliers’ components containing Conflict Minerals and the based on the suppliers’ relationship status with Toro.

C)	Toro personnel reviewed the completed templates and other responses received from suppliers. Toro followed up at least once by email or phone with Toro’s “high risk” suppliers (as determined by Toro based on the likelihood of suppliers’ components containing Conflict Minerals) that did not fully complete the template or otherwise provide a written response, requesting them to submit a revised template.

D)	To the extent that a completed template contained smelter or refiner information and country of origin information, Toro reviewed this information against a red flags list and the list of conflict free smelters and refiners published by the Conflict-Free Sourcing Initiative.

E)	To the extent that a smelter or refiner identified by a supplier was not certified as conflict-free by an independent third-party, Toro consulted publicly available information to attempt to determine whether that smelter or refiner was known to obtain Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups (as defined in the Conflict Minerals Rule) in the Democratic Republic of the Congo or an adjoining country.

F)	Based on the information furnished by its suppliers and other information known to Toro, Toro assessed the risks of adverse impacts. If a supplier did not complete a template or did not otherwise provide a written response, submitted an incomplete template or submitted a template believed to contain errors or inaccuracies, Toro followed-up with these suppliers. After follow-up attempts were unsuccessful, the origin of the applicable Conflict Minerals contained in the products covered by the response was treated as “unknown origin.” If a supplier provided a company-level declaration not specific to Toro’s products, did not identify a smelter or refiner or the smelter or refiner was not certified as conflict-free by an independent third party, the origin of the applicable Conflict Minerals contained in the products covered by the response was treated as “unknown origin.”

3.	Step 3: “Design and implement a strategy to respond to identified risks”

A)	Toro’s Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to Toro’s Vice President, Treasurer and Chief Financial Officer, Vice President of Global Operations, and Vice President, Secretary and General Counsel.

B)	Toro adopted and implemented a risk management plan.

4.	Step 4: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with its due diligence, Toro utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	Step 5: “Report on supply chain due diligence”

Toro prepared initial drafts of its Form SD and Conflict Minerals Report in 2013 for filing and making publicly available on Toro’s website in 2014.

Product Status and Information

For 2013, Toro has concluded that all of the Toro in-scope products in the categories indicated below contained Conflict Minerals of unknown origin. As used herein, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, as defined in the Conflict Minerals Rule.

Products with Conflict Minerals of Unknown Origin:

(i)	Product description by market, for the professional segment and for the residential segment:

a.	Professional:

i.	Products for the landscape contractor market include stand-on, walk-behind and zero-turn radius mowers, compact utility loaders, trenchers, stump grinders, wood chippers, and log splitters.

ii.	Products for the sports fields and grounds market include multipurpose vehicles, riding rotary mowers and attachments, aerators, and debris management products.

iii.	Products for the golf course market include large reel and rotary products for fairway, rough and trim cutting; mowers for greens and specialty areas; turf sprayer equipment; utility vehicles; aeration equipment; bunker maintenance equipment and underground irrigation systems.

iv.	Turf irrigation products include rotors, sprinkler bodies and nozzles, rain and freeze switches, valves, drip tubing, moisture sensors and subsurface irrigation, and control devices.

v.	Products for the micro-irrigation market include products that regulate the flow of water for drip irrigation, including drip tape, polyethylene tubing, drip line, emitters, control devices and connection options.

b.	Residential:

i.	Products in the residential market include self-propelled and push walk power mowers, zero-turn radius mowers, lawn and garden tractors models, as well as rear engine and direct-collect riding mowers.

ii.	Residential home solutions products include grass trimmers, electric blower-vacuums, electric blowers, and electric snow throwers.

iii.	Residential snow products include gas-powered single-stage and two-stage snow throwers.

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